2. Income Taxes (continued)

realize the operating loss carryforward. The net change in the valuation allowance for the years ended December 31, 2015 and 2014 was $76,000 and $124,000, respectively. The effective tax rate is the expected future tax benefit of the current and prior year losses and, therefore, differs from the federal rate

The Company classifies interest and penalties related to income taxes as other operating expense. The Company did not recognize any penalties for the years ended December 31, 2015 and 2014.

The Company files a U.S. Federal income tax return and state income tax returns where required. The 2012 through 2015 U.S. Federal tax years are subject to income tax examinations by tax authorities.

3. Net Capital

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $482,067 which was $432,067 in excess of the required net capital of $50,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .719 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).